UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

On July 3, 2025, REE Automotive Ltd. (the “Company”) issued a press release titled “REE Automotive Receives Nasdaq Minimum Bid Price Notification,” a copy of which is furnished as Exhibit 99.1 with this Form 6-K.

This Report of Foreign Private Issuer on Form 6-K, including Exhibit 99.1 hereto, are incorporated by reference into the Company’s registration statements, including its registration statements on Form S-8 (File Nos. 333-261130, 333-272145, 333-278319, 333-282346, 333-287381) and registration statements on Form F-3 (File Nos. 333-276757 and 333-266902), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release issued by REE Automotive Ltd., dated July 3, 2025, titled “REE Automotive Receives Nasdaq Minimum Bid Price Notification”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

Date: July 3, 2025

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